UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                              TECHTEAM GLOBAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    878311109
                                 (CUSIP Number)

                                SEPTEMBER 8, 2004
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [X] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 878311109                                           Page 2 of 10 Pages
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Primarius Capital LLC

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

        NUMBER OF                                    -0-
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     582,782
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      -0-
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     582,782
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               582,782
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                     |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               6.7%
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               IA
------------ -------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 878311109                                           Page 3 of 10 Pages
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Patrick Lin

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States of America
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

        NUMBER OF                                    -0-
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     582,782
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      -0-
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     582,782
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               582,782
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                     |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               6.7%
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               IN
------------ -------------------------------------------------------------------

Item 1(a).   Name of Issuer:

                  TechTeam Global, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                  273335 W. 11 Mile Road
                  Southfield, MI 48034

Item 2(a).   Name of Person Filing:

                  This Schedule is being jointly filed by:

                  (i) Primarius Capital LLC, a Delaware limited liability company and an investment adviser registered with the state of California; and

                  (ii) Patrick Lin, an individual, who is the managing member of Primarius Capital LLC.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

         The persons referenced in Item 2(a) above are referred to herein collectively as the "Reporting Persons". The principal business address of all of the Reporting Persons is One Montgomery, Suite 330, San Francisco, CA 94104.

Item 2(c).   Citizenship:

                  (i) Primarius Capital LLC is a Delaware limited liability company; and
                  (ii)  Patrick Lin is a United States citizen.

Item 2(d).   Title of Class of Securities:

                  Common Stock, par value $0.01 per share

Item 2(e).   CUSIP Number:

                  878311109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

           (a) [ ] Broker or Dealer registered under section 15 of the Act,

           (b) [ ] Bank as defined in section 3(a)(6) of the Act,

           (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act,

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

           (e) [X] An investment adviser in accordance with ss.
                   240.13d-1(b)(1)(ii)(E),

           (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F),

           (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G),

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

           (j) [ ] A group, in accordance with ss. 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

         Primarius Capital LLC:
         ---------------------

         (a)  Amount beneficially owned: 582,782 shares

         (b)  Percent of class: 6.7%

         (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: None
                  (ii) Shared power to vote or to direct the vote: 582,782 shares
                  (iii) Sole power to dispose or to direct the disposition of:
                        None
                  (iv)  Shared power to dispose or to direct the disposition of:
                        582,782 shares

         Patrick Lin:
         -----------

         (a)  Amount beneficially owned: 582,782 shares

         (b)  Percent of class: 6.7%

         (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: None
                  (ii) Shared power to vote or to direct the vote: 582,782 shares
                  (iii) Sole power to dispose or to direct the disposition of:
                        None
                  (iv)  Shared power to dispose or to direct the disposition of:
                        582,782 shares

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10.  Certification.

      By signing below I (we) certify that, to the best of my (our) knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my (our) knowledge and belief, I
(we) certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2005

Primarius Capital LLC                                 Patrick Lin, an individual


/s/ Patrick Lin                                       /s/ Patrick Lin**
----------------------                                -------------------------
By:  Patrick Lin
Title:  Managing Member


**The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.

                             Joint Filing Agreement

Primarius Capital LLC, a Delaware limited liability company and Patrick Lin, an individual, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  February 11, 2005

Primarius Capital LLC                                 Patrick Lin, an individual


/s/ Patrick Lin                                       /s/ Patrick Lin**
-----------------------                               --------------------------
By:  Patrick Lin
Title:  Managing Member

**The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.